KELSO TECHNOLOGIES INC.
(the "Corporation")

NOTICE OF CHANGE OF AUDITOR
Pursuant to National Instrument 51-102, Section 4.11

TO: **Smythe LLP**

AND TO: **CBIZ CPAs P.C.**

CC: **British Columbia Securities Commission (Principal Regulator)**
Alberta Securities Commission
Ontario Securities Commission

NOTICE IS HEREBY GIVEN pursuant to National Instrument 51-102 *Continuous Disclosure Obligations* ("**NI 51-102**") that:

1. Smythe LLP ("Smythe") resigned on its own initiative as auditor of the Corporation effective September 25, 2025 and CBIZ CPAs P.C. has been appointed as auditor of the Corporation effective October 6, 2025.

2. The resignation of Smythe and the appointment of CBIZ CPAs P.C. in its place have been recommended by the Audit Committee of the Board of Directors of the Corporation (the "**Board**") and approved by the Board.

3. The auditor's report of Smythe on the financial statements of the Corporation for the two most recently completed financial years of the Corporation and for the period from the most recently completed period for which Smythe issued an audit report in respect of the Corporation and the date of this Notice, did not express a modified opinion.

4. There are no reportable events (as defined under Section 4.11(1) of NI 51-102).

DATED as of this 6th day of October 2025.

KELSO TECHNOLOGIES INC.

Sameer Uplenchwar

Name: Sameer Uplenchwar
Title: Chief Financial Officer